FORM 6-K


                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549


                          Report on Foreign Issuer


                     Pursuant to Rule 13a-16 or 15d-16
                   of the Securities Exchange Act of 1934


                              April 29, 2003


                        VOCALTEC COMMUNICATIONS LTD.
              -----------------------------------------------
              (Translation of Registrant's Name into English)
                              2 Maskit Street
                           Herzliya 46733, Israel
                  ----------------------------------------
                  (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F    X       Form 40-F
                           -----                -----


Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes            No    X
                           -----         -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                 -----

Attached hereto and incorporated by reference herein is Registrant's Immediate Press Release as follows:

                    (I) RELEASE, DATED FEBRUARY 5, 2003, ENTITLED " VOCALTEC ANNOUNCES FOURTH QUARTER AND FULL YEAR 2002 RESULTS "

                                 SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              VOCALTEC COMMUNICATIONS LTD.
                              (Registrant)

                              By: /s/ Hugo Goldman
                                 ------------------------------
                                 Hugo Goldman
                                 Chief Financial Officer

Dated: April 29, 2003

            VOCALTEC ANNOUNCES FOURTH QUARTER AND FULL YEAR 2002
                                    RESULTS

         OUTLOOK FOR 2003 MUCH IMPROVED BASED ON RECENT DEALS SIGNED

HERZLIA, ISRAEL, FEBRUARY 5, 2003 - VocalTec Communications Ltd. (NASDAQ:VOCL) (VocalTec) today reported results for the fourth quarter and full year ended December 31, 2002.

Revenues for the fourth quarter of 2002 were $2.4 million, representing a sequential decline of 20% and a decline of 57% from the fourth quarter of 2001. Net income was $6.5 million, or $0.53 per share, including a $7.8 million capital gain on the sale of ITXC Corp. shares, compared with a net loss of $8.9 million, or $0.73 per share, in the third quarter of 2002, and a net loss of $4.2 million, or $0.35 per share in the fourth quarter of 2001. Excluding loss from operations of discontinued segment, net loss in the same period in 2001, was $3.5 million or $0.29 per share.

The operating loss was $3.1 million in the fourth quarter of 2002, compared with $9.2 million or $5.7 million before one-time charges, in the third quarter of 2002, and $4.9 million or $4.7 million, before one-time charges, in the fourth quarter of 2001.

For the year ended December 31, 2002, revenues were $15.6 million compared with $27.0 million for 2001. Net loss was $8.2 million or $0.68 per share, compared with $31.8 million or $2.62 per share in 2001. Income from continuing operations was $5.8 million or $0.48 per share, compared with $20.5 million or $1.69 per share in 2001. Operating loss was $21.7 million or $18.1 million, before one-time charges, compared with $23.6 million or $20.3 million before one-time charges in 2001.

Elon Ganor, Chairman and CEO of VocalTec, stated, "Our results in Q4 are not indicative of the level of revenue we expect going forward. As previously announced, we have recently signed two large deals worth more than the total revenue we are reporting today for all of 2002. The T-Systems ICSS unit of Deutsche Telekom is undertaking the second expansion of their Jules platform for wholesale international long distance service. This deal is worth $7.7 million. The second deal is an $8 million framework agreement with Data Access for the expansion of their network in India and other locations. The actual amount of revenue from this deal in 2003 will depend on the timing of specific orders under the agreement."

"Deregulating markets in emerging economies continue to provide exciting opportunities and we have a growing pipeline of potential business, but competition remains fierce," Ganor added. "We are continuing to focus much of our attention on sales execution and are looking forward to introducing a new softswitch at the end of Q1 2003."

Hugo Goldman, CFO of VocalTec said, "We have been successful in lowering our operating expenses to $4.5 million in Q4, and expect to hold the line, at the level of $4.6-$4.7 million per quarter, in 2003. Thus, we are on track to reaching self-sufficiency."

Net cash increase in the fourth quarter was $4.8 million after proceeds from the sale of 4,098,365 ITXC Corp. shares. Cash used was $5.5 million (including $1.1 million cash payments as part of the restructuring that took place in the third quarter of 2002). As of December 31, 2002, the company had $17.7 million in cash (including cash equivalents and short term investments), and no longer held any shares of ITXC Corp.

VocalTec will be hosting a conference call at 8:30 a.m. (ET) today to discuss earnings and corporate activity for the quarter, and outlook for 2003. In conjunction with the conference call, a slide presentation will be made available on the Investor Relations section of VocalTec's website. For details, visit http://www.vocaltec.com.
      -----------------------


ABOUT VOCALTEC
VocalTec Communications Ltd. (VocalTec) is a leading telecom equipment provider offering packet voice solutions for carriers and service providers. As an innovator and provider of packetized telephony solutions since 1995, VocalTec offers a highly evolved revenue-generating product line to the market. With a customer base including Deutsche Telekom, the China Telecom PTAs , ITXC, Communication Authority of Thailand (CAT), and Data Access in India, our multi-service solutions are commercially deployed in more than 130 countries, powering 25% of the world's revenue-generating international VoIP minutes.

VocalTec's field-proven solutions support carrier services including international/long distance calling, packet tandem switching and exchange carrier services, as well as hosted global business services including VoIP VPN, conferencing, global call center and calling card services. The VocalTec Softswitch Architecture is a modular, carrier-grade, standards-based multi-protocol platform that integrates the benefits of SIP, MGCP and H.323 technologies.

Learn more about our products and solutions at www.vocaltec.com.

                                     # # #
NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain forward-looking information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, effect of cost reduction plans, placement of orders by customers, fluctuations in market demand, product development, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.



For questions or further information, please contact:

Katy Brennan
LNS Communications
Public Relations for VocalTec
Tel: 831-899-8653
kbrennan@LNScom.com

Carmen Deville
Investor Relations Manager
VocalTec Communications, Ltd.
Tel: 201-228-7000 x 6208
carmen_deville@vocaltec.com


                                             VOCALTEC COMMUNICATIONS LTD.
                                         CONSOLIDATED STATEMENTS OF OPERATIONS
                               All data in thousands of U.S. dollars except per-share and share data

                                                          Three months ended                Twelve months ended
                                                             December 31                        December 31
                                                  ----------------------------------   ------------------------------
                                                        2002              2001             2002             2001
                                                  -----------------  ---------------   --------------   -------------

Net Sales
   Products                                                   1,932            5,177           13,517          25,491
   Services                                                     493              421            2,071           1,527
                                                  -----------------  ---------------   --------------   -------------
                                                              2,425            5,598           15,588          27,018
                                                  -----------------  ---------------   --------------   -------------
Cost of Sales
   Products                                                     806            1,901            5,999           8,936
   Services                                                     183              137              669             497
                                                  -----------------  ---------------   --------------   -------------
                                                                989            2,038            6,668           9,433
   Inventory write-off
                                                                -               -                 870           1,441
                                                  -----------------  ---------------   --------------   -------------
                                                                989            2,038            7,538          10,874
                                                  -----------------  ---------------   --------------   -------------
       Gross Profit                                           1,436            3,560            8,050          16,144
                                                  -----------------  ---------------   --------------   -------------
Operating Expenses:

  Research and development, net                               1,027            2,037            6,138           7,842
  Marketing and selling                                       2,403            4,933           16,401          23,692
  General and administrative                                  1,078            1,284            4,512           6,420
  Restructuring Costs                                          -                 200            2,703           1,753
                                                  -----------------  ---------------   --------------   -------------
      Total Operating Expenses                                4,508            8,454           29,754          39,707
                                                  -----------------  ---------------   --------------   -------------
       Operating loss                                       (3,072)          (4,894)         (21,704)        (23,563)
                                                  -----------------  ---------------   --------------   -------------

Other income, net                                             7,959              941           10,220             941
Financing income (Expense), net                                (58)              200              409           1,872
                                                  -----------------  ---------------   --------------   -------------


 Income (loss) from continuing operations
before income taxes                                           4,829          (3,753)         (11,075)        (20,750)
Tax benefit                                                   1,631              292            5,294             292
                                                  -----------------  ---------------   --------------   -------------
   Income (loss) from continuing operations                   6,460          (3,461)          (5,781)        (20,458)

Discontinued Operations:
   Loss from operations of
discontinued segment                                           -               (755)            (588)         (8,966)
   Loss on disposal of segment
                                                               -               -              (1,786)         (2,359)

     Net Income (loss)                                        6,460          (4,216)          (8,155)        (31,783)
                                                  =================  ===============   ==============   =============


Net basic income (loss) per ordinary share
Net income (loss) from continuing operations                   0.53           (0.29)           (0.48)          (1.69)
Net loss from discontinued operations
                                                               -              (0.06)           (0.20)          (0.93)
                                                  -----------------  ---------------   --------------   -------------
Net income (loss)                                              0.53           (0.35)           (0.68)          (2.62)
                                                  =================  ===============   ==============   =============

Weighted average number of ordinary shares used
in computing  per share amounts (in thousands)               12,127           12,127           12,127          12,127
                                                  =================  ===============   ==============   =============

                                             VOCALTEC COMMUNICATIONS LTD.
                                              CONSOLIDATED BALANCE SHEET
                                            (In thousands of U.S. dollars)


                                                            December 31                       December 31
                                                                2002                              2001
                                                            -----------                       -----------


Current Assets
  Cash, cash equivalents and short term
  investments                                                    17,736                            18,356
  Trade receivables, net                                            744                             5,406
  Other receivables                                               2,035                             2,502
  Inventories                                                     4,086                             3,608
                                                            -----------                       -----------
       Total Current Assets                                      24,601                            29,872
                                                            -----------                       -----------
Investments and Long Term Deposits
  Investments in ITXC shares -

    Available for sale                                              -                              12,955

    Other                                                           -                               1,701
                                                            -----------                       -----------
                                                                                                   14,656
                                                                    -

 Other investments                                                  -                                 256
 Deposits with Insurance companies                                1,431                             1,757
                                                            -----------                       -----------
                                                                  1,431                            16,669
                                                            -----------                       -----------

Equipment, Net                                                    2,475                             5,020

                                                            -----------                       -----------

                   Total Assets                                  28,507                            51,561
                                                            ===========                       ===========




                         Consolidated Balance Sheet Continued (In thousands of U.S. dollars)


                                                            December 31                       December 31
                                                               2002                              2001
                                                            -----------                       -----------

Current Liabilities
  Trade payables                                                  2,814                             5,093
  Accrued expenses and other liabilities                          5,996                             7,621
  Deferred revenues                                               1,086                                41
                                                            -----------                       -----------
                                                                  9,896                            12,755
                                                            -----------                       -----------

Long Term Liabilities

   Deferred income taxes                                            -                               4,745
   Accrued severance pay                                          2,617                             2,832
                                                            -----------                       -----------
                                                                  2,617                             7,577
                                                            -----------                       -----------

          Total Liabilities                                      12,513                            20,332
                                                            -----------                       -----------
Shareholders' Equity
    Share capital
       Ordinary shares of NIS 0.01 par value:
         Authorized - 30,000,000 shares;
         Issued and outstanding - 12,127,058
         shares as of December 31,2001
         and 2002 respectively                                       36                                36
   Additional paid-in capital                                    97,015                            97,015

   Deferred share-based compensation                                -                                (38)

   Accumulated other comprehensive income                           -                               7,118
   Accumulated deficit                                         (81,057)                          (72,902)
                                                            -----------                       -----------
        Total Shareholders' Equity                               15,994                            31,229
                                                            -----------                       -----------

     Total liabilities and shareholders' equity                  28,507                            51,561
                                                            ===========                       ===========
